UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas, Suite 5100
Address of Principal Executive Office (Street and Number)

New York, NY 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shanchun Huang	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2021	By:	/s/ Shanchun Huang
Shanchun Huang
	Title:	Chief Executive Officer

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2020 fiscal year:

Revenue decreased from $0.94 million in 2019 to $0.37 million in 2020, decrease of $0.57 million or 59%. The decrease in revenue was mainly due to a decrease in sales through the e-commerce business.

Overall gross margin as a percentage of revenue was 90% in fiscal year 2020, an increase of 39% compared to gross margin 51% in fiscal year 2019. The increase in gross margin as a percentage of revenue was mainly attributable to the CCM Shopping Mall Membership segments, which has high gross margin. In terms of dollar value, the overall gross profit for fiscal year 2020 was $0.36 million, a decrease of $0.13 million, compared to gross profit of $0.49 million for fiscal year 2019. The decrease in the dollar value of overall gross profit was mainly due to decrease of new member subscription.

Selling expenses decreased by $0.40 million to $0.04 million in 2020 as compared to $0.44 million in 2019, mainly due to a decrease in selling expenses from our E-commerce business.

Loss from operations increased by $40.2 million to $51.1 million for 2020 from $10.9 million for 2019, mainly due to an increase in operating expenses.

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